

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2025

Maria Zannes
Chief Executive Officer
bioAffinity Technologies, Inc.
3300 Nacogdoches Road
San Antonio, TX 78217

> **Re: bioAffinity Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 11, 2025**
> **File No. 333-286497**

Dear Maria Zannes:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Sawicki at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Leslie Marlow, Esq.